                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13d-1(a)



                               LUXTEC CORPORATION
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   550687 30 5
                                 (CUSIP Number)

                               JONATHAN K. SPROLE
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MARCH 2, 2001
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

------------------------------------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON                    GE Capital Equity Investments, Inc.
           S.S. OR I.R.S. IDENTIFICATION NO.           06-1268495
           OF ABOVE PERSON
------------------------------------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A             (a)/ /
           GROUP                                                  (b)/X/
------------------------------------------------------------------------------------------------------------
3.
------------------------------------------------------------------------------------------------------------
4.         SOURCE OF FUNDS                                        WC
------------------------------------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL                          / /
           PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
           2(d) OR 2(e)
------------------------------------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware
------------------------------------------------------------------------------------------------------------
    NUMBER OF SHARES      7.       SOLE VOTING POWER                 6,403,695(1)
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON    8.       SHARED VOTING POWER               N/A
          WITH
                          9.       SOLE DISPOSITIVE POWER            6,403,695

                          10.      SHARED DISPOSITIVE POWER          N/A
------------------------------------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                     6,403,695
------------------------------------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                  /X/(2)
           (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                     28.9%
------------------------------------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON                                  CO
------------------------------------------------------------------------------------------------------------


--------------------

(1)  Represents the underlying shares of the Issuer's Common Stock for (i)
     208,371.24 shares of Series C Preferred Stock, (ii) 5,953.464 shares of
     Series D Preferred Stock and (iii) 3,721 Options that are exercisable currently or within 60 days of the date hereof. The Series C Preferred
     Stock has voting rights and is convertible into shares of Common Stock on a twenty five-for-one basis. The Series D Preferred Stock has voting rights and is exchangeable into a future preferred stock which is convertible, subject to certain limitations and adjustments, into shares of Common Stock on a two hundred-for-one basis.

(2)  Excludes up to approximately 1,602,856 Warrants to purchase the Issuer's
     Common Stock, the total number of which varies depending on the date that the Issuer consummates a qualified equity financing.


                                       2

------------------------------------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON                                  General Electric Capital Corporation
           S.S. OR I.R.S. IDENTIFICATION NO.                         13-1500700
           OF ABOVE PERSON
------------------------------------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A                (a)/ /
           GROUP                                                     (b)/X/
------------------------------------------------------------------------------------------------------------
3.
------------------------------------------------------------------------------------------------------------
4.         SOURCE OF FUNDS                                           WC
------------------------------------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL                          / /
           PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
           2(d) OR 2(e)
------------------------------------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION                      New York
------------------------------------------------------------------------------------------------------------
    NUMBER OF SHARES      7.       SOLE VOTING POWER                 6,403,695(1)
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON    8.       SHARED VOTING POWER               N/A
          WITH
                          9.       SOLE DISPOSITIVE POWER            6,403,695

                          10.      SHARED DISPOSITIVE POWER          N/A
------------------------------------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                     6,403,695
------------------------------------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                  /X/(2)
           (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                     28.9%
------------------------------------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON                                  CO
------------------------------------------------------------------------------------------------------------


--------------------

(1)  Represents the underlying shares of the Issuer's Common Stock for (i)
     208,371.24 shares of Series C Preferred Stock, (ii) 5,953.464 shares of
     Series D Preferred Stock and (iii) 3,721 Options that are exercisable currently or within 60 days of the date hereof. The Series C Preferred
     Stock has voting rights and is convertible into shares of Common Stock on a twenty five-for-one basis. The Series D Preferred Stock has voting rights and is exchangeable into a future preferred stock which is convertible, subject to certain limitations and adjustments, into shares of Common Stock on a two hundred-for-one basis.

(2)  Excludes up to approximately 1,602,856 Warrants to purchase the Issuer's
     Common Stock, the total number of which varies depending on the date that the Issuer consummates a qualified equity financing.


                                        3

------------------------------------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON                                  General Electric Capital Services, Inc.
           S.S. OR I.R.S. IDENTIFICATION NO.                         06-195035
           OF ABOVE PERSON
------------------------------------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A                (a)/ /
           GROUP                                                     (b)/X/
------------------------------------------------------------------------------------------------------------
3.
------------------------------------------------------------------------------------------------------------
4.         SOURCE OF FUNDS                                           N/A
------------------------------------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL                          / /
           PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
           2(d) OR 2(e)
------------------------------------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware
------------------------------------------------------------------------------------------------------------
    NUMBER OF SHARES      7.       SOLE VOTING POWER                 DISCLAIMED
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON    8.       SHARED VOTING POWER               DISCLAIMED
          WITH
                          9.       SOLE DISPOSITIVE POWER            DISCLAIMED

                          10.      SHARED DISPOSITIVE POWER          DISCLAIMED
------------------------------------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED
------------------------------------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                  / /
           (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                     N/A
------------------------------------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON                                  CO
------------------------------------------------------------------------------------------------------------


                                       4

------------------------------------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON                                  General Electric Company
           S.S. OR I.R.S. IDENTIFICATION NO.                         14-0689340
           OF ABOVE PERSON
------------------------------------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A                (a)/ /
           GROUP                                                     (b)/X/
------------------------------------------------------------------------------------------------------------
3.
------------------------------------------------------------------------------------------------------------
4.         SOURCE OF FUNDS                                           N/A
------------------------------------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL                          / /
           PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
           2(d) OR 2(e)
------------------------------------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION                      New York
------------------------------------------------------------------------------------------------------------
    NUMBER OF SHARES      7.       SOLE VOTING POWER                 DISCLAIMED
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON    8.       SHARED VOTING POWER               DISCLAIMED
          WITH
                          9.       SOLE DISPOSITIVE POWER            DISCLAIMED

                          10.      SHARED DISPOSITIVE POWER          DISCLAIMED
------------------------------------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED
------------------------------------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                  / /
           (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                     N/A
------------------------------------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON                                  CO
------------------------------------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER.

         This Schedule 13D relates to Series C Preferred Stock, Series D Preferred Stock, Warrants and Options to purchase common stock, par value $0.01 (the "Luxtec Common Stock") of Luxtec Corporation, a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 99 Hartwell Street, West Boylston, Massachusetts 01583. The Series C Preferred Stock is convertible into shares of Luxtec Common Stock on a twenty five-for-one basis. The Series D Preferred Stock is exchangeable into a future preferred stock which is, subject to certain limitations and adjustments, convertible into shares of Luxtec Common Stock on a two hundred-for-one basis. The Warrants and Options are convertible into shares of Luxtec Common Stock on a one-for-one basis.

ITEM 2.    IDENTITY AND BACKGROUND.

         This statement is filed by GE Capital Equity Investments, Inc. ("GECEI"), for and on behalf of itself, General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE"). GECEI is a wholly-owned subsidiary of GE Capital; GE Capital is a subsidiary of GECS; and GECS is a wholly-owned subsidiary of GE. GECEI, GE Capital, GECS and GE are referred to herein collectively as the "Reporting Persons." An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 8.

         GECEI is a Delaware corporation with its principal executive offices located at 120 Long Ridge Road, Stamford, Connecticut 06927. The principal business activities of GECEI are the making, managing and disposing of investments in private and public companies. GE Capital is a New York corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GE Capital, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries. GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

         The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GECEI, GE Capital, GECS and GE are set forth on Schedules A, B, C and D attached hereto, respectively.

         Except as set forth on Schedule E hereto, during the last five years none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 14, 1999, PrimeSource Surgical, Inc., a Delaware corporation ("PrimeSource"), GECEI and others entered into a Series C Convertible Preferred Stock Purchase Agreement providing for the purchase on that day by GECEI of 6,000,000 shares of PrimeSource's Series C Convertible Preferred Stock (the "PrimeSource Series C Preferred Stock").

         On July 1, 2000, PrimeSource and GECEI entered into a Grant of Stock Option providing for the grant on that day to GECEI of 5,000 Options to purchase PrimeSource's Common Stock (the "PrimeSource Options").

         On August 22, 2000, PrimeSource, GECEI and others entered into a Series C-2 Convertible Preferred Stock Purchase Agreement providing for the purchase on that day by GECEI of 1,000,000 shares of PrimeSource's Series C-2 Convertible Preferred Stock (the "PrimeSource Series C-2 Preferred Stock").

         On November 27, 2000, Issuer entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement") with PrimeSource and Laser Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Issuer ("Merger Sub"). Pursuant to the Merger Agreement, at the effective time of the transactions contemplated thereby, Merger Sub merged with and into PrimeSource (the "Merger"), with PrimeSource as the surviving corporation of the Merger as a wholly-owned subsidiary of Luxtec.

         On January 23, 2001, PrimeSource, GECEI and others entered into an Unit Purchase Agreement providing for the purchase on that day by GECEI of 200,000 shares of PrimeSource's Series C-3 Exchangeable Preferred Stock (the "PrimeSource Series C-3 Preferred Stock") and up to approximately 2,153,847 Warrants to purchase PrimeSource's Common Stock (the "PrimeSource Warrants").

         On March 2, 2001, the parties consummated the Merger. Upon consummation of the Merger:

           (i) each share of PrimeSource Series C Preferred Stock and PrimeSource Series C-2 Preferred Stock automatically converted into a fraction equal to .02976732 of a share of Series C Preferred Stock, par value $1.00 per share, of Luxtec (the "Luxtec Series C Preferred Stock");

           (ii) each share of PrimeSource Series C-3 Preferred Stock automatically converted into a fraction equal to .02976732 of a share of Series D Preferred Stock, par value $1.00 per share, of Luxtec (the "Luxtec Series D Preferred Stock"); and

           (iii) each of the PrimeSource Warrants and PrimeSource Options automatically converted into 0.744183 Warrants of Luxtec (the "Luxtec Warrants") and Options of Luxtec (the "Luxtec Options"), respectively.

         Each share of Luxtec Series C Preferred Stock is convertible, subject to certain limitations, into twenty-five shares of Luxtec Common Stock. Each share of Luxtec Series D Preferred Stock is exchangeable into a future preferred stock which is convertible, subject to certain limitations and adjustments, into two hundred shares of Luxtec Common Stock. Each Luxtec Warrant is exercisable, subject to certain limitations, into one share of Luxtec Common Stock. Each Luxtec Option is exercisable, subject to certain limitations, into one share of Luxtec Common Stock.


ITEM 4.    PURPOSE OF THE TRANSACTION.

         GECEI acquired the PrimeSource Series C Preferred Stock, the PrimeSource Series C-2 Preferred Stock, the PrimeSource Series C-3 Preferred Stock, the PrimeSource Warrants and the PrimeSource Options (collectively the "PrimeSource Stock") as an investment in the ordinary course of business. After the conversion of the PrimeSource Stock pursuant to the Merger Agreement, GECEI intends to hold the Luxtec Series C Preferred Stock, the Luxtec Series D Preferred Stock, the Luxtec Warrants and the Luxtec Options as an investment in the ordinary course of business.

         GECEI intends to review its investment on a regular basis and as a result thereof may at any time or from time to time, acquire additional securities of the Issuer or dispose of all or a portion of any securities of the Issuer in the open market or otherwise. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

         Except as set forth above, none of the Reporting Persons has any present plans or proposals which related to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.

         The information contained in Item 3 and Item 4 and Rows (11) through
(13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.

           (a)-(b) The Reporting Persons have beneficial ownership of, and sole voting and dispositive power with respect to 6,403,695 shares of Luxtec Common Stock. This amount excludes up to approximately 1,602,856 Warrants to purchase Luxtec Common Stock, the total number of which varies depending on the date that the Issuer is able to consummate a qualified equity financing. Each of GECS and GE disclaims beneficial ownership of all of the above referenced securities.

         Except as disclosed in this Item 5, none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock of the Issuer.

           (c) Except for entering into the agreements described in Items 3 and 4 above, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, none of the persons named in Schedule A-D hereto, has effected any transaction in Luxtec Common Stock since January 11, 2001.

           (d) Except as set forth in this Item 5, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, none of the persons named in Schedule A-D hereto, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Luxtec Common Stock reported hereunder.

           (e)        Date of Cessation of Five Percent Beneficial Ownership:
Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to (i) a Registration Rights Agreement among the Issuer, GECEI and others; (ii) a Co-Sale Agreement among the Issuer, GECEI and others; and
(iii) the Issuer's Articles of Organization; GECEI has, under certain circumstances, various rights related to: (a) registration of the Common Stock issuable upon conversion or exchange of the Luxtec Series C Preferred Stock, the Luxtec Series D Preferred Stock and the Luxtec Warrants pursuant to certain shelf, demand and piggyback registration rights granted to GECEI; (b) certain rights of consent, and notification in connection with certain sales of securities, acquisitions, asset sales, grants of licenses and other corporate events of the Issuer or any of its significant subsidiaries; and (c) participation in future issuances of securities by the Issuer.

         Pursuant to the Issuer's Series C Certificate of Vote of Directors, so long as GECEI and the permitted transferees of GECEI, holds any of the Luxtec Series C Preferred Shares, such holder may appoint a non-voting representative to attend meetings of the Board of Directors of the Company as an observer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.


   Exhibit
     No.                          DESCRIPTION OF EXHIBIT
--------------------------------------------------------------------------------
     1.        Agreement and Plan of Merger, dated as of November 27, 2000, by and among Luxtec, Merger Sub and PrimeSource, incorporated herein by reference to Luxtec's Form 8-K, filed with the Securities and
               Exchange Commission on November 30, 2000.
--------------------------------------------------------------------------------

     2.        Amendment No. 1 to the Agreement and Plan of Merger, dated as of
               February 8, 2001, by and among Luxtec, Merger Sub and
               PrimeSource.
--------------------------------------------------------------------------------

     3.        Certificate of Vote of Directors establishing the Luxtec Series C
               Preferred Stock, dated as of February 27, 2001.
--------------------------------------------------------------------------------

     4.        Certificate of Vote of Directors establishing the Luxtec Series D
               Preferred Stock, dated as of February 27, 2001.
--------------------------------------------------------------------------------


                                       9


   Exhibit
     No.                          DESCRIPTION OF EXHIBIT
--------------------------------------------------------------------------------
     5.        Registration Rights Agreement, dated as of March 2, 2001, by and among Luxtec, GECEI and certain other shareholders of Luxtec.
--------------------------------------------------------------------------------

     6.        Co-Sale Agreement, dated as of March 2, 2001, by and among
               Luxtec, GECEI and certain other shareholders of Luxtec.
--------------------------------------------------------------------------------

     7.        Warrant Agreement, dated as of January 23, 2001, by and among
               PrimeSource and GECEI.
--------------------------------------------------------------------------------

     8.        Grant of Stock Option, dated as of July 1, 2000, between
               PrimeSource and GECEI.
--------------------------------------------------------------------------------

     9.        Joint Filing Agreement by and among GE Capital Equity
               Investments, Inc., General Electric Capital Corporation, General
               Electric Capital Services, Inc. and General Electric Company,
               dated March 12, 2001.
--------------------------------------------------------------------------------

     10.       Power of Attorney appointing Jonathan K. Sprole as agent and attorney-in-fact for General Electric Capital Services, Inc.
--------------------------------------------------------------------------------

     11.       Power of Attorney appointing Jonathan K. Sprole as agent and attorney-in-fact for General Electric Company.
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2001
                                    GE CAPITAL EQUITY INVESTMENTS, INC.


                                    By:  /s/ Jonathan K. Sprole
                                       -----------------------------------------
                                    Name:  Jonathan K. Sprole
                                    Title: Managing Director, General
                                           Counsel and Secretary


                                    GENERAL ELECTRIC CAPITAL CORPORATION


                                    By:  /s/ Jonathan K. Sprole
                                       -----------------------------------------
                                    Name:  Jonathan K. Sprole
                                    Title: Department Operations Manager


                                    GENERAL ELECTRIC CAPITAL SERVICES, INC.


                                    By:  /s/ Jonathan K. Sprole
                                       -----------------------------------------
                                    Name:  Jonathan K. Sprole
                                    Title: Attorney-in-Fact


                                    GENERAL ELECTRIC COMPANY


                                    By:  /s/ Jonathan K. Sprole
                                       -----------------------------------------
                                    Name:  Jonathan K. Sprole
                                    Title: Attorney-in-Fact

                           SCHEDULE A TO SCHEDULE 13D
                  Filed by GE Capital Equity Investments, Inc.

                       GE CAPITAL EQUITY INVESTMENTS, INC.
                             DIRECTORS AND OFFICERS


NAME                        PRESENT BUSINESS                  PRESENT PRINCIPAL
                            ADDRESS                           OCCUPATION
DIRECTORS

Joseph E. Parsons           GE Capital Equity                 President, Chairman of the
                            Investments, Inc.                 Board
                            120 Long Ridge Road
                            Stamford, CT 06927

OFFICERS

Joseph E. Parsons           GE Capital Equity                 President, Chairman of the
                            Investments, Inc.                 Board
                            120 Long Ridge Road
                            Stamford, CT 06927

Jonathan K. Sprole          GE Capital Equity                 Managing Director, General
                            Investments, Inc.                 Counsel & Secretary
                            120 Long Ridge Road
                            Stamford, CT 06927

David Janki                 GE Capital Equity                 Chief Financial Officer
                            Investments, Inc.
                            120 Long Ridge Road
                            Stamford, CT 06927

Mario Mastrantoni           GE Capital Equity                 Vice President - Controller
                            Investments, Inc.
                            120 Long Ridge Road
                            Stamford, CT 06927

Barbara J. Gould            GE Capital Equity                 Managing Director, Associate General
                            Investments, Inc.                 Counsel and Assistant Secretary
                            120 Long Ridge Road
                            Stamford, CT 06927

Peter J. Muniz              GE Capital Equity                 Senior Vice President, Associate
                            Investments, Inc.                 General Counsel and Assistant
                            120 Long Ridge Road               Secretary
                            Stamford, CT 06927


                                       12


NAME                        PRESENT BUSINESS                  PRESENT PRINCIPAL
                            ADDRESS                           OCCUPATION
Ian Sharpe                  GE Capital Equity                 Vice President - Taxes
                            Investments, Inc.
                            120 Long Ridge Road
                            Stamford, CT 06927

Each person listed above is a citizen of the United States of America.

                           SCHEDULE B TO SCHEDULE 13D
                  Filed by General Electric Capital Corporation

                      GENERAL ELECTRIC CAPITAL CORPORATION


NAME                        PRESENT BUSINESS                  PRESENT PRINCIPAL
                            ADDRESS                           OCCUPATION
BOARD OF DIRECTORS

Nancy E. Barton             General Electric Capital          Senior Vice President,
                            Corporation                       General Counsel and
                            260 Long Ridge Road               Secretary
                            Stamford, CT  06927

                            Citizenship:  U.S.A.


Francis S. Blake            General Electric Company          Senior Vice President,
                            3135 Easton Turnpike              Corporate Business
                            Fairfield, CT  06431              Development

                            Citizenship:  U.S.A.

James R. Bunt               General Electric Company          Vice President and Treasurer
                            3135 Easton Turnpike
                            Fairfield, CT  06431

                            Citizenship:  U.S.A.

David C. Calhoun            General Electric Company          Senior Vice President
                            1 Neumann Way                     GE Aircraft
                            Cincinnati, OH 05215              Engines

                            Citizenship:  U.S.A.

Dennis D. Dammerman         General Electric Company          Vice Chairman and Executive
                            3135 Easton Turnpike              Officer
                            Fairfield, CT  06431

                            Citizenship:  U.S.A.

Scott C. Donnelly           GE Financial Assurance            Senior Vice President
                            General Electric CR&D
                            One Research Circle
                            Niskayuna, NY 12309

                            Citizenship: U.S.A

Michael D. Fraizer          GE Financial Assurance            President and
                            6604 W. Broad Street              Chief Executive officer
                            Richmond, VA 23230

                            Citizenship: U.S.A.

                                       14


NAME                        PRESENT BUSINESS                  PRESENT PRINCIPAL
                            ADDRESS                           OCCUPATION
Benjamin W. Heineman, Jr.   General Electric Company          Senior Vice President,
                            3135 Easton Turnpike              General Counsel and
                            Fairfield, CT  06431              Secretary

                            Citizenship:  U.S.A.

Jeffrey R. Immelt           General Electric Company          President and Chairman-Elect
                            3135 Easton Turnpike              Company
                            Fairfield, CT  06431

                            Citizenship:  U.S.A.

John H. Myers               GE Investment Corporation         Chairman and President
                            3003 Summer Street
                            Stamford, CT  06904

                            Citizenship:  U.S.A.

Denis J. Nayden             General Electric Capital          Chairman and Chief
                            Corporation                       Executive Officer
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

Michael A. Neal             General Electric Capital          President and Chief Operating
                            Corporation                       Officer
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

James A. Parke              General Electric Capital          Senior Vice President, Finance
                            Corporation
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

Ronald R. Pressman          Employers Reinsurance             President and Chief Executive
                            Corporation                       Officer
                            5200 Metcalf
                            Overload Park, KS 66201

                            Citizenship: U.S.A.

Gary M. Reiner              General Electric Company          Senior Vice President and
                            3135 Easton Turnpike              Chief Information Officer
                            Fairfield, CT  06431


                                       15


NAME                        PRESENT BUSINESS                  PRESENT PRINCIPAL
                            ADDRESS                           OCCUPATION
                            Citizenship:  U.S.A.

John M. Samuels             General Electric Company          Vice President and Senior
                            3135 Easton Turnpike              Counsel, Corporate Taxes
                            Fairfield, CT  06431

                            Citizenship:  U.S.A.

Keith S. Sherin             General Electric Company          Senior Vice President, Finance
                            3135 Easton Turnpike              and Chief Financial Officer
                            Fairfield, CT  06431

                            Citizenship:  U.S.A.

Edward D. Stewart           General Electric Capital          Executive Vice President
                            Corporation
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

John F. Welch, Jr.          General Electric Company          Chairman and Chief Executive
                            3135 Easton Turnpike              Officer
                            Fairfield, CT  06431

                            Citizenship:  U.S.A.

William A. Woodburn         General Electric Capital          Executive Vice President
                            Corporation
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

EXECUTIVE OFFICERS

Denis J. Nayden             General Electric Capital          Chairman and Chief Executive
                            Corporation                       Officer
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

Michael A. Neal             General Electric Capital          President and Chief Operating
                            Corporation                       Officer
                            260 Long Ridge Road
                            Stamford, CT  06927


                                       16


NAME                        PRESENT BUSINESS                  PRESENT PRINCIPAL
                            ADDRESS                           OCCUPATION
                            Citizenship:  U.S.A.

James A. Parke              General Electric Capital          Vice Chairman and Chief
                            Corporation                       Financial Officer
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

Edward D. Stewart           General Electric Capital          Executive Vice President
                            Corporation
                            1600 Summer Street
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

William A. Woodburn         General Electric Capital          Executive Vice President
                            Corporation
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

Nancy E. Barton             General Electric Capital          Senior Vice President, General
                            Corporation                       Counsel and Secretary
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

James A. Colica             General Electric Capital          Senior Vice President, Global
                            Corporation                       Risk Management
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

Richard D'Avino             General Electric Capital          Senior Vice President, Taxes
                            Corporation
                            777 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.


                                       17


NAME                        PRESENT BUSINESS                  PRESENT PRINCIPAL
                            ADDRESS                           OCCUPATION
Robert L. Lewis             General Electric Capital          Senior Vice President,
                            Corporation                       Structured Finance Group
                            120 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

Marc J. Saperstein          General Electric Capital          Senior Vice President, Human
                            Corporation                       Resources
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

Jeffrey S. Werner           General Electric Capital          Senior Vice President,
                            Corporation                       Corporate Treasury and
                            201 High Ridge Road               Global Funding Operation
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

                           SCHEDULE C TO SCHEDULE 13D
                Filed by General Electric Capital Services, Inc.


NAME                        PRESENT BUSINESS                  PRESENT PRINCIPAL
                            ADDRESS                           OCCUPATION
DIRECTORS

Nancy E. Barton             General Electric Capital          Senior Vice President, General
                            Corporation                       Counsel and Secretary
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

Francis S. Blake            General Electric Company          Senior Vice President,
                            3135 Easton Turnpike              Corporate Business
                            Fairfield, CT  06431              Development

                            Citizenship:  U.S.A.

James R. Bunt               General Electric Company          Vice President and Treasurer
                            3135 Easton Turnpike
                            Fairfield, CT  06431

                            Citizenship:  U.S.A.

David C. Calhoun            GE Aircraft Engines               Chief Executive Officer
                            1 Neumann Way
                            Cincinnati, OH 45215

                            Citizenship:  U.S.A.

Dennis D. Dammerman         General Electric Company          Vice Chairman and Executive Officer
                            3135 Easton Turnpike
                            Fairfield, CT  06431

                            Citizenship:  U.S.A.

Scott C. Donnelley          General Electric CR&D             Senior Vice President
                            One Research Circle
                            Niskayuna, NY 12309

                            Citizenship:  U.S.A.

Michael D. Fraizer          GE Financial Assurance            President and Chief Executive
                            6604 W. Broad Street              Officer
                            Richmond, VA 23230

                            Citizenship: U.S.A.

Benjamin W. Heineman, Jr.   General Electric Company          Senior Vice President, General
                            3135 Easton Turnpike              Counsel and Secretary
                            Fairfield, CT  06431

                            Citizenship:  U.S.A.


                                       19


NAME                        PRESENT BUSINESS                  PRESENT PRINCIPAL
                            ADDRESS                           OCCUPATION
Jeffrey R. Immelt           General Electric Company          President and Chairman-Elect
                            3135 Easton Turnpike
                            Fairfield, CT  06431

                            Citizenship:  U.S.A.

John H. Myers               GE Investment Corporation         Chairman and President
                            3003 Summer Street
                            Stamford, CT  06904

                            Citizenship:  U.S.A.

Denis J. Nayden             General Electric Capital          Chairman and Chief Executive
                            Corporation                       Officer
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

Michael A. Neal             General Electric Capital          President and Chief Operating
                            Corporation                       Officer
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

James A. Parke              General Electric Capital          Vice Chairman and Chief
                            Corporation                       Financial Officer
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

Ronald R. Pressman          Employers Reinsurance             Chairman, President and
                            Corporation                       Chief Executive Officer
                            5200 Metcalf
                            Overland Park, KS  66204

                            Citizenship:  U.S.A.

Gary M. Reiner              General Electric Company          Senior Vice President and
                            3135 Easton Turnpike              Chief Information Officer
                            Fairfield, CT  06431

                            Citizenship:  U.S.A.


                                       20


NAME                        PRESENT BUSINESS                  PRESENT PRINCIPAL
                            ADDRESS                           OCCUPATION
John M. Samuels             General Electric Company          Vice President and Senior
                            3135 Easton Turnpike              Counsel, Corporate Taxes
                            Fairfield, CT  06431

                            Citizenship:  U.S.A.

Keith S. Sherin             General Electric Company          Senior Vice President and
                            3135 Easton Turnpike              Chief Financial Officer
                            Fairfield, CT  06431

                            Citizenship:  U.S.A.

Edward D. Stewart           General Electric Capital          Executive Vice President
                            Corporation
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

John F. Welch, Jr.          General Electric Company          Chairman and Chief Executive
                            3135 Easton Turnpike              Officer
                            Fairfield, CT  06431

                            Citizenship:  U.S.A.

William A. Woodburn         General Electric Capital          Executive Vice President
                            Services, Inc.
                            260 Long Ridge Road
                            Stamford, CT 06927

                            Citizenship:  U.S.A.

EXECUTIVE OFFICERS

Dennis D. Dammerman         General Electric Company          Vice Chairman and Executive
                            3135 Easton Turnpike              Officer
                            Fairfield, CT 06431

                            Citizenship:  U.S.A.

Denis J. Nayden             General Electric Capital          Chairman and Chief Executive
                            Corporation Services, Inc.        Officer
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.


                                     21


NAME                        PRESENT BUSINESS                  PRESENT PRINCIPAL
                            ADDRESS                           OCCUPATION
Michael D. Fraizer          GE Financial Assurance            President and Chief Executive
                            6604 W. Broad Street              Officer
                            Richmond, VA 23230

                            Citizenship:  U.S.A.

Michael A. Neal             General Electric Capital          President and Chief Operating
                            Corporation                       Officer
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

Ronald R. Pressman          Employers Reinsurance             Chairman, President and Chief
                            Corporation                       Executive Officer
                            5200 Metcalf
                            Overland Park, KS  66204

                            Citizenship:  U.S.A.

James A. Parke              General Electric Capital          Executive Vice President and
                            Services, Inc.                    Chief Financial Officer
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

Edward D. Stewart           General Electric Capital          Executive Vice President
                            Services, Inc. 1
                            600 Summer Street
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

William A. Woodburn         General Electric Capital          Executive Vice President
                            Corporation
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

Nancy E. Barton             General Electric Capital          Senior Vice President, General
                            Services, Inc.                    Counsel and Secretary
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

James A. Colica             General Electric Capital          Senior Vice President, Global
                            Services, Inc.                    Risk Management
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.


                                       22


NAME                        PRESENT BUSINESS                  PRESENT PRINCIPAL
                            ADDRESS                           OCCUPATION
Richard D'Avino             General Electric Capital          Senior Vice President, Taxes
                            Services, Inc.
                            777 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

Marc J. Saperstein          General Electric Capital          Senior Vice President, Human
                            Services, Inc.                    Resources
                            260 Long Ridge Road
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

Jeffrey S. Werner           General Electric Capital          Senior Vice President,
                            Services, Inc.                    Corporate Treasury and
                            201 High Ridge Road               Global Funding Operation
                            Stamford, CT  06927

                            Citizenship:  U.S.A.

                           SCHEDULE D TO SCHEDULE 13D
                        Filed by General Electric Company


NAME                        PRESENT BUSINESS                  PRESENT PRINCIPAL
                            ADDRESS                           OCCUPATION
DIRECTORS

J. I. Cash, Jr.             Harvard Business School           Professor of Business
                            Morgan Hall                       Administration-Graduate
                            Soldiers Field Road               School of Business
                            Boston, MA  02163                 Administration, Harvard
                                                              University

S. S. Cathcart              222 Wisconsin Avenue              Retired Chairman,
                            Suite 103                         Illinois Tool Works
                            Lake Forest, IL  60045

D. D. Dammerman             General Electric Company          Vice Chairman of the Board
                            3135 Easton Turnpike              and Executive Officer,
                            Fairfield, CT  06431              General Electric Company;
                                                              Chairman, General Electric
                                                              Capital Services, Inc.

P. Fresco                   Fiat SpA                          Chairman of the Board,
                            via Nizza 250                     Fiat SpA
                            10126 Torino, Italy

A. M. Fudge                 Kraft Foods, Inc.                 Executive Vice President,
                            555 South Broadway                Kraft Foods, Inc.
                            Tarrytown, NY  10591

C. X. Gonzalez              Kimberly-Clark de Mexico,         Chairman of the Board and
                            S.A. de C.V.                      Chief Executive Officer,
                            Jose Luis Lagrange 103,           Kimberly-Clark de Mexico,
                            Tercero Piso                      S.A. de C.V.
                            Colonia Los Morales
                            Mexico, D.F. 11510, Mexico

J. R. Immelt                General Electric Company          President
                            3135 Easton Turnpike              General Electric Company
                            Fairfield, CT  06431

A. Jung                     Avon Products, Inc.               President and Chief Executive
                            1345 Avenue of the Americas       Officer, Avon Products, Inc.
                            New York, NY  10105


                                       24


NAME                        PRESENT BUSINESS                  PRESENT PRINCIPAL
                            ADDRESS                           OCCUPATION
K. G. Langone               Invemed Associates, Inc.          Chairman, President and
                            375 Park Avenue                   Chief Executive Officer,
                            New York, NY  10152               Invemed Associates, Inc.

R. B. Lazarus               Ogilvy & Mather Worldwide         Chairman and Chief Executive
                            309 West 49th Street              Officer
                            New York, New York  10019-7316

Scott G. McNealy            Sun Microsystems, Inc.            Chairman, President and Chief
                            901 San Antonio Road              Executive Officer,
                            Palo Alto, CA  94303-4900         Sun Microsystems, Inc.

G. G. Michelson             Federated Department Stores       Former Member of the Board
                            151 West 34th Street              of Directors, Federated
                            New York, NY  10001               Department Stores

S. Nunn                     King & Spalding                   Partner, King & Spalding
                            191 Peachtree Street, N.E.
                            Atlanta, GA  30303

R. S. Penske                Penske Corporation                Chairman of the Board and
                            13400 Outer Drive, West           President, Penske Corporation
                            Detroit, MI  48239-4001

F. H. T. Rhodes             Cornell University                President Emeritus, Cornell
                            3104 Snee Building                University
                            Ithaca, NY  14853

A. C. Sigler                Champion International            Retired Chairman of the Board and
                            Corporation                       CEO and former Director, Champion
                            1 Champion Plaza                  International Corporation
                            Stamford, CT  06921

D. A. Warner III            J. P. Morgan & Co., Inc.          Chairman of the Board,
                            & Morgan Guaranty Trust Co.       President, and Chief Executive
                            60 Wall Street                    Officer, J. P. Morgan & Co.
                            New York, NY  10260               Incorporated and Morgan
                                                              Guaranty Trust Company

J. F. Welch, Jr.            General Electric Company          Chairman of the Board and Chief
                            3135 Easton Turnpike              Executive Officer, General Electric
                            Fairfield, CT  06431              Company


                                       25


NAME                        PRESENT BUSINESS                  PRESENT PRINCIPAL
                            ADDRESS                           OCCUPATION
R. C. Wright                National Broadcasting             Vice Chairman of the Board
                            Company, Inc.                     and Executive Officer,
                            30 Rockefeller Plaza              General Electric Company;
                            New York, New York  10112         President and Chief Executive
                                                              Officer, National Broadcasting
                                                              Company, Inc.


                                   CITIZENSHIP

                            P. Fresco                         Italy

                            C. X. Gonzalez                    Mexico

                            Andrea Jung                       Canada

                            All Others                        U.S.A.


EXECUTIVE OFFICERS

J. F. Welch, Jr.            General Electric Company          Chairman of the Board and
                            3135 Easton Turnpike              Chief Executive Officer
                            Fairfield, CT  06431

P. D. Ameen                 General Electric Company          Vice President and
                            3135 Easton Turnpike              Comptroller
                            Fairfield, CT  06431

F. S. Blake                 General Electric Company          Senior Vice President -
                            3135 Easton Turnpike              Corporate Business
                            Fairfield, CT 06431               Development

J. R. Bunt                  General Electric Company          Vice President and Treasurer
                            3135 Easton Turnpike
                            Fairfield, CT  06431

D. C. Calhoun               General Electric Company          Senior Vice President - GE
                            1 Neumann Way                     Aircraft Engines
                            Cincinnati, OH  05215

W. J. Conaty                General Electric Company          Senior Vice President -
                            3135 Easton Turnpike              Human Resources
                            Fairfield, CT  06431


                                       26


NAME                        PRESENT BUSINESS                  PRESENT PRINCIPAL
                            ADDRESS                           OCCUPATION
D. D. Dammerman             General Electric Company          Vice Chairman of the Board
                            3135 Easton Turnpike              and Executive Officer,
                            Fairfield, CT  06431              General Electric Company;
                                                              Chairman, General Electric
                                                              Capital Services, Inc.

Scott C. Donnelly           General Electric Company          Senior Vice President -
                            P. O. Box 8                       Corporate Research and
                            Schenectady, NY  12301            Development

Matthew J. Espe             General Electric Company          Senior Vice President -
                            Nela Park                         GE Lighting
                            Cleveland, OH  44112

B. W. Heineman, Jr.         General Electric Company          Senior Vice President -
                            3135 Easton Turnpike              General Counsel and
                            Fairfield, CT  06431              Secretary

J. R. Immelt                General Electric Company          President
                            3135 Easton Turnpike              General Electric Company
                            Fairfield, CT  06431

J. M. Hogan                 General Electric Company          Senior Vice President -
                            P. O. Box 414                     GE Medical Systems
                            Milwaukee, WI  53201

L. R. Johnston              General Electric Company          Senior Vice President -
                            Appliance Park                    GE Appliances
                            Louisville, KY  40225

J. Krenicki, Jr.            General Electric Company          Vice President -
                            2901 East Lake Road               GE Transportation Systems
                            Erie, PA  16531

R. W. Nelson                General Electric Company          Vice President - Corporate
                            3135 Easton Turnpike              Financial Planning and
                            Fairfield, CT  06431              Analysis

G. M. Reiner                General Electric Company          Senior Vice President - Chief
                            3135 Easton Turnpike              Information Officer
                            Fairfield, CT  06431

J. G. Rice                  General Electric Company          Senior Vice President -
                            1 River Road                      GE Power Systems
                            Schenectady, NY  12345


                                       27


NAME                        PRESENT BUSINESS                  PRESENT PRINCIPAL
                            ADDRESS                           OCCUPATION
G. L. Rogers                General Electric Company          Senior Vice President -
                            1 Plastics Avenue                 GE Plastics
                            Pittsfield, MA  01201

K. S. Sherin                General Electric Company          Senior Vice President -
                            3135 Easton Turnpike              Finance and Chief Financial
                            Fairfield, CT  06431              Officer

L. G. Trotter               General Electric Company          Senior Vice President -
                            41 Woodford Avenue                GE Industrial Systems
                            Plainville, CT  06062

R. C. Wright                National Broadcasting             Vice Chairman of the Board
                            Company, Inc.                     and Executive Officer,
                            30 Rockefeller Plaza              General Electric Company;
                            New York, New York  10112         President and Chief Executive
                                                              Officer, National Broadcasting
                                                              Company, Inc.


                            CITIZENSHIP OF ALL EXECUTIVE
                                    OFFICERS

                                     U.S.A.

                           SCHEDULE E TO SCHEDULE 13D



None.





                                       29